# SEC Schedule 13D/A (Amendment No. 10) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Gulf Island Fabrication, Inc., CIK 0001031623
CUSIP: 402307102
Title of class of securities: Common Stock, No Par Value
Address of issuer's principal executive offices: 2170 BUCKTHORNE PL, SUITE 420, THE WOODLANDS, Texas (TX), 77380
Date of event which requires filing of this statement: 01/16/2026
The filing person previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D.
Amends the filing with accession number 0000893838-18-000010
Filed by CIK 0001644342
Persons authorized to receive notices and communications: Garrett Lynam, Kokino LLC, 201 Tresser Boulevard, 3rd Floor, Stamford, Connecticut (CT), 06901, 203-595-4552

## Reporting persons
- Piton Capital Partners LLC (CIK 0001644342): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: *See Item 2 and Item 5 of the Schedule 13D (as defined in the preliminary note to this filing).
- Robert Averick (CIK 0001343599): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: personal funds (PF); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: *See Item 2 and Item 5 of the Schedule 13D (as defined in the preliminary note to this filing).

## Item 1. Security and Issuer
Title of class of securities: Common Stock, No Par Value
Name of issuer: Gulf Island Fabrication, Inc.
Address of issuer's principal executive offices: 2170 BUCKTHORNE PL, SUITE 420, THE WOODLANDS, Texas (TX), 77380
Comment: Preliminary Note. Pursuant to Rule 13d-2 under the Act, this Amendment No. 10 to Schedule 13D (this "Amendment No. 10") amends the Schedule 13D filed on March 22, 2018 (the "Original Schedule 13D"), as most recently amended on November 10, 2025 by Amendment No. 9. The Original Schedule 13D (as previously amended) and this Amendment No. 10 are collectively referred to as the "Schedule 13D." Capitalized terms used but not defined in this Amendment No. 10 have the meanings given in the Original Schedule 13D (as amended). Except as specifically amended herein, the Original Schedule 13D remains in full force and effect. This is the final amendment to the Schedule 13D and constitutes an "exit filing" for the Reporting Persons.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Schedule 13D is hereby amended by adding the following sentence at the end thereof.

On January 16, 2026, pursuant to that certain Agreement and Plan of Merger dated as of November 7, 2025 (the "Merger Agreement") by and among IES Holdings, Inc. ("IES"), IES Merger Sub, LLC, an indirect wholly owned subsidiary of IES ("Merger Sub") and the Issuer, Merger Sub merged with and into the Issuer (the "Merger"), with the Issuer surviving the Merger as an indirect wholly owned subsidiary of IES. At the effective time of the Merger, shares of the Issuer's common stock, including shares of common stock underlying outstanding time-based restricted stock units, converted into the right to receive $12.00 per share in cash. As a result of the Merger, the Reporting Persons no longer beneficially own any Shares as of January 16, 2026 and Mr. Averick is no longer a director of the Issuer.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended by adding the following sentence at the end thereof.

The disclosures under Item 3 relating to the effective time of the Merger are incorporated by reference.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The response to Item 5(a) is hereby amended and restated in its entirety to read as follows:

See rows (11) and (13) of the cover pages to this Schedule 13D (which are incorporated herein by reference) for the aggregate number of Shares and percentage of the Shares beneficially owned by each of the Reporting Persons as of the close of business on January 16, 2026. The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any securities of the Issuer that he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.
Number of shares as to which each person has sole or shared power to vote or dispose:
The response to Item 5(b) is hereby amended and restated in its entirety to read as follows:

See rows (7) through (10) of the cover pages to this Schedule 13D (which are incorporated herein by reference) for the number of Shares as to which each Reporting Person has the sole or shared power to vote or direct the vote and the sole or shared power to dispose or to direct the disposition.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: January 16, 2026

## Signatures
- Piton Capital Partners LLC: /s/ Garrett Lynam, Garrett Lynam, as General Counsel of Kokino LLC (as Managing Member of Piton Capital Management LLC, Managing Member of Piton Capital Partners) (01/20/2026)
- Robert Averick: /s/ Robert Averick, Robert Averick (01/20/2026)